CERTIFICATE OF RETIREMENT OF SERIES A
CONVERTIBLE PREFERRED STOCK
OF
GOODRICH PETROLEUM CORPORATION
Pursuant to Section 243(b)
of the General Corporation Law
of the State of Delaware
          Goodrich Petroleum Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), HEREBY CERTIFIES as follows:
          1. At a meeting of the Board of Directors of the Corporation held on December 15, 2005, resolutions were duly adopted providing for the redemption of all outstanding shares of the Series A Convertible Preferred Stock of the Corporation (the “Series A Preferred Stock”);
          2. All outstanding shares of the Series A Preferred Stock have been redeemed as aforesaid and retired;
          3. The Certificate of Incorporation of the Corporation provides that upon their redemption, the shares of Series A Preferred Stock shall be restored to the status of authorized but unissued shares of preferred stock of the Corporation without designation as to series;
          4. Accordingly, pursuant to the provisions of Section 243(b), upon the effective date of the filing of this Certificate of Retirement, the Restated Certificate of Incorporation of the Corporation shall be amended so as to eliminate therefrom all reference to the Series A Preferred Stock, but not to reduce the total authorized number of shares of preferred stock of the Corporation.
          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Retirement to be signed by D. Hughes Watler, Jr., its duly authorized officer, this 19th day of April, 2006.

Goodrich Petroleum Corporation
By:	/s/ D. Hughes Watler, Jr.
D. Hughes Watler, Jr.
	Title:	Chief Financial Officer